Exhibit 12.1

Warner Music Group Corp.

Computation of Ratio of Earnings to Fixed Charges

	Predecessor					Successor
	Years ended September 30,				From October 1, 2010 through July 19, 2011
(Dollars in Millions)	2007	2008	2009	2010		From July 20, 2011 through September 30, 2011	Three Months Ended December 31, 2011
Net Loss attributable to WMG Music Group Corp.	$(21)	$(56)	$(100)	$(143)	$(174)	$(31)	$(26)
Add: income taxes	$49	$49	$50	$41	$27	$3	$6
Add: loss from discontinued operations	$13	$21			$—	$—	$—

Income (Loss) before Income Taxes	$41	$14	$(50)	$(102)	$(147)	$(28)	$(20)

Add:
Fixed Charges	194	192	208	203	162	65	61

Income as adjusted before income taxes	$235	$206	$158	$101	$15	$37	$41

Fixed Charges:
Total interest expense	$182	$180	$195	$190	$151	$62	$57
Portion of rental expense representative of interest *	12	12	13	13	11	3	4

	$194	$192	$208	$203	$162	$65	$61

Ratio of Earnings to Fixed Charges	1.21	1.07	0.76	0.50	0.09	0.57	0.67

*	Estimated at 1/3 of total rent expense